Exhibit to Form 12b-25
                                   Part IV (3)

     It is anticipated the Registrant's results of operations for the three and nine month periods ended December 31, 2003 will be significantly different from the corresponding previous fiscal year. The net earnings for the current fiscal year will be significantly more than the previous fiscal year primarily as a result of the following:

Three months ended December 31, 2003:
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The  Company's  net earnings of $14,660 for the period  ended  December 31, 2003 compared to a net loss of $146,610 for the period ended December 31, 2002, an increase in net earnings of 110%. The major components of this increase included the following.

In the Wealth Management Group segment, trust fee income was approximately $162,000 greater in the current quarter resulting from two primary items: first, the addition of a single trust relationship which commenced in January 2003, accounting for approximately $138,000 of the increase, and second, one-time death related trust service fees accounting for approximately $20,000 of the increase.

In the Corporate Trust segment, general and administrative expenses decreased in the aggregate approximately $179,000 for the period ended December 31, 2003, a decrease of 33% compared to the prior three month period, primarily as a result of the following two items: first, in the previous quarter, the Company incurred approximately $86,000 for the Stevens Bankruptcy Proceeding and the Adversary Proceeding, including the settlement payment net of insurance reimbursements, and second, in the previous quarter, the Company incurred expenses of approximately $91,000 as a result of reconciliation item write-offs.

The above positive impacts on earnings were partially offset by the following:

In the Wealth Management Group segment, general and administrative expenses increased in the aggregate approximately $96,000 for the period ended December 31, 2003, an increase of 29% compared to the prior three month period, primarily as a result of the following four items: first, an increase in personnel costs of approximately $45,000, including a new business development officer and support staff; second, increased commission expense and investment advisory fees of approximately $41,000 associated with administering the single trust relationship added in January 2003, and third, litigation expense of approximately $38,000 related to the Dorothy Long lawsuit which is most recently explained in "Part II - Item 1. Legal Proceedings" in the Company's Form 10-QSB filed for the period ended September 30, 2003. These items were partially offset by higher soft dollar expense reimbursements of approximately $27,000.

Nine months ended December 31, 2003:
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The  Company's  net earnings of $116,605 for the period ended  December 31, 2003 compared to a net loss of $111,224 for the period ended December 30, 2002, an increase in net earnings of 205%. The major components of this aggregate increase included the following:

In the Corporate Trust segment, bond servicing revenue increased approximately $60,000 for the period ended December 31, 2003, an increase of 5% compared to the prior nine month period. This increase resulted primarily from the following three factors: first, interest income collected on accounts receivable for delinquent  bond  issuers  in the  nine  months  ended  December  31,  2003  was approximately $67,000 greater than the previous period. This item was reclassified during the current period from "Other" under the Business Segments because it relates directly to the bond servicing business. Second, the Company generated approximately $39,000 more in bond call fees as a result of bond issuers refinancing into traditional loans or other products that do not generate fees for the Company; bond calls of approximately $115 million and $55 million in original principal amounts occurred in the nine-month periods ended December 31, 2003, and 2002 respectively. Third, the Company's revenues from miscellaneous trust services were approximately $26,000 higher in the current period as compared with the prior nine-month period. These items were partially offset by the following factors. First, interest earnings on investments were approximately $35,000 less than the previous period due to lower interest rates, partially offset by higher investment balances generating these earnings in the current period. Second, annual maintenance fees were approximately $39,000 less in the current period despite an increase of approximately $3 million in new non-profit bond issues in the current period over the prior period. This decrease was caused by a greater number of bond calls (more fully explained above) in the current period, which reduced the overall total of outstanding bond issues in the current period on which the Company earns annual fees. The above factors are expected to continue to negatively impact such revenues in the foreseeable future.

The Corporate Trust segment's IRA servicing fees decreased in aggregate approximately $33,000 for the period ended December 31, 2003, compared to the prior period, a decrease of 7%. This decrease was primarily due to a reduction in interest earnings of approximately $66,000 caused by lower interest rates, partially offset by earnings on higher un-invested customer cash balances. The decrease in Corporate Trust segment's IRA interest earnings was partially offset by approximately $23,000 in higher account termination or conversion fees in the current period. In the nine-month period ended December 31, 2003, there was a net decrease of 465 in the number of IRA accounts managed by the Corporate Trust segment; however, the aggregate value of accounts under management increased by approximately $10 million during the same period

Revenue from the Wealth Management Group segment's IRA servicing fees increased by approximately $20,000 for the period ended December 31, 2003, compared to the prior period, an increase of 9%. The increase in the Wealth Management Group segment's IRA revenue was primarily due to an increase in the number and market value of accounts serviced by the Company.

The Wealth Management Group segment's trust fee income increased approximately $466,000 for the period ended December 31, 2003, compared to the prior period, an increase of 49%. The increase in trust fee income was primarily due to the following factors. First, the Company added a single trust relationship that commenced January 2003, accounting for approximately $411,000 of the increase in the current period (it should be noted that revenue from this relationship will most likely cease in the first calendar quarter of 2004). Second, trust fee income also increased during the current period because of termination fees of approximately $34,000 received by the Company on a single agency trust account in the current period.

The Corporate Trust segment's general and administrative expenses decreased in the aggregate approximately $231,000 for the period ended December 31, 2003, compared to the prior period, a decrease of 18%. These expenses decreased in the aggregate primarily as a result of several large expenses included in the previous nine months but not in the current nine months. First, the Company incurred expenses of approximately $118,000 in the previous period as a result of the Stevens Bankruptcy Proceeding and the Adversary Proceeding, including the settlement payment net of insurance reimbursements. Second, the Company incurred expenses of approximately $143,000 in the previous period as a result of trust account reconciliation item write-offs.

The Wealth Management Group segment's general and administrative expenses increased in the aggregate approximately $298,000 for the period ended December 31, 2003, compared to the prior period, an increase of 31%. The increase in these expenses was primarily due to increased personnel costs of approximately $101,000, including a new business development officer and support staff, increased commission expense and investment advisory fees of approximately $174,000 associated with administering the single trust relationship added in January 2003, and litigation expense of approximately $86,000 related to the Dorothy Long lawsuit, which is most recently explained in "Part II - Item 1. Legal Proceedings" in the Company's Form 10-QSB filed for the period ended September 30, 2003). These items were partially offset by higher soft dollar expense reimbursements of approximately $80,000.